UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 June 26, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,750,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The shares of T-Mobile Common Stock held by SBGC are subject to the Proxy Agreement as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 25, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Delaware Project 6 L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,291,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,291,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of T-Mobile Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 25, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
131,041,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
131,041,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by SBGC and Project 6 LLC, both wholly owned subsidiaries of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 25, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on June 15, 2020 and Amendment No. 2 to Schedule 13D filed with the Commission on June 25, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C, a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBCG, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to include the following:

In addition, this Schedule 13D is being filed on behalf of Project 6 LLC. The principal business address of Project 6 LLC is 1 Circle Star Way 4F, San Carlos CA 94070.

The name, business address, citizenship and present principal occupation or employment of the managers of Project 6 LLC is set forth on Appendix A-3, and is incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendix A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 5 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5(c) of this Schedule 13D Amendment is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b)     The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. SBGC beneficially owns 24,750,000 shares of Common Stock, which represents approximately 2.0% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 25, 2020 (the “Prospectus Supplement”). The shares of Common Stock beneficially owned by SBGC are subject to the Proxy Agreement. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.6% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options).  SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by SBGC and Project 6 LLC.

(c) As publicly announced on June 23, 2020, in connection with the Initial Public Equity Offering, T-Mobile entered into an underwriting agreement providing for the sale of 154,147,026 shares of Common Stock (including 10,754,444 shares of Common Stock which were subject to options to purchase additional shares of Common Stock, which have been exercised by the underwriters in the Initial Public Equity Offering). Also on June 23, 2020, in connection with the Initial Mandatory Exchangeable Offering, T-Mobile entered into a purchase agreement with a trust, providing for the sale of 19,417,400 shares of Common Stock (including 1,354,702 shares of Common Stock which were subject to options to purchase additional shares of Common Stock, which have been exercised in full by the initial purchasers in the Initial Mandatory Exchangeable Offering).

As provided for in the Master Framework Agreement, on June 26, 2020, simultaneously with the closing of each of the Initial Public Equity Offering and the Initial Mandatory Exchangeable Offering, T-Mobile sold 154,147,026 shares of Common Stock in a registered public offering that closed on June 26, 2020. The net proceeds of the offering were used by T-Mobile to purchase an equal number shares of Common Stock from SBGC.  Further, a trust organized by T-Mobile (the “Trust”) sold 2,000,000 cash mandatory exchangeable trust securities (the “Trust Securities”) in the Initial Mandatory Exchangeable Offering that closed on June 26, 2020, the net proceeds of which, together with a Contingent Value Right Note in the aggregate principal amount of $2,000,000,000 (the “CVR Note”), were used by the Trust to purchase  19,417,400 shares of Common Stock from T-Mobile. T-Mobile then purchased an equal number of shares of Common Stock from SBGC with the proceeds from the sale, and transferred to SBGC the CVR Note, pursuant to the Share Repurchase Agreement. Concurrently with the foregoing sales, such 173,564,426 shares of Common Stock relating to the Initial Public Equity Offering and the Mandatory Exchangeable Offering were released from the Proxy Agreement.

Pursuant to the CVR Note, the Trust will deliver on the “Exchange Date” (June 1, 2023, which may be extended as provided for in the CVR Note) a number of shares of Common Stock with respect to each $1,000 principal amount of the CVR Note determined by an exchange rate set forth in the CVR Note. The exchange rate is based on the daily volume weighted average price of a share of Common Stock during the 40 trading days preceding the Exchange Date (the “Observation Period”).  As a result, the holder of the CVR Note will be entitled to receive between 0% and approximately 18.4% of the shares of Common Stock underlying each Trust Security. Accordingly, the maximum number of shares of Common Stock that can be acquired pursuant to the CVR Note is 3,566,400.  The number of shares of Common Stock deliverable under the CVR Note is subject to acceleration and adjustment in certain circumstances.

Following the transactions described above and as contemplated by the Share Repurchase Agreement, on June 26, 2020, SoftBank transferred 106,291,623 shares of Common Stock, the SB-DT Call Options and the SB-Newco Call Options from SBGC to Project 6 LLC, and transferred the CVR Note from SBGC to Project 4 LLC.

Upon the closing of the Initial Public Equity Offering, the special purpose entities controlled by each of Messrs. Fisher, Misra and Townsend purchased shares of Common Stock in the offering at a purchase price of $103.00 per share. The share purchase amounts are as follows: Mr. Fisher’s Borrower – 350,000 shares of Common Stock (bringing Mr. Fisher’s total beneficial ownership of Common Stock to 571,672 shares); Mr. Misra’s Borrower – 4,500,000 shares of Common Stock; and Mr. Townsend’s Borrower – 150,000 shares of Common Stock. The purchases were funded through the respective Loan Agreements.

On June 26, 2020, T-Mobile distributed rights to purchase up to 19,750,000 shares of Common Stock pursuant to its previously announced Rights Offering, being conducted pursuant to the Master Framework Agreement.  Pursuant to the Rights Offering, each stockholder of the Company received one transferable subscription right (“right”) for each share of Common Stock held as of 5:00 p.m., Eastern Time, on June 25, 2020 (the “record date”).  Each right entitles the holder to purchase 0.05 shares of Common Stock (the “basic subscription right”), at the subscription price of $103.00 per whole share of Common Stock (the “subscription price”), rounded down to the nearest whole share.  Rights holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised basic subscription rights (the “over-subscription right”).  Each of Deutsche Telekom, SoftBank, Marcelo Claure and their respective affiliates have agreed to waive their ability to exercise or transfer subscription rights, and the over-subscription rights do not apply to the subscription rights that are being waived by these stockholders.  The Rights Offering expires at 5:00 p.m., Eastern Time, on July 27, 2020, unless extended by T-Mobile.  Any shares of Common Stock sold by T-Mobile in the Rights Offering will be purchased from SBGC pursuant to the Share Repurchase Agreement.  T-Mobile will transfer to SBGC the cash proceeds received from the exercise of Rights as payment for such shares of Common Stock.

Pursuant to the Master Framework Agreement, Marcelo Claure, CM LLC and T-Mobile entered into a Share Purchase Agreement, dated as of June 22, 2020 (the “Director Purchase Agreement”), pursuant to which, following the receipt of necessary regulatory approvals, 5,000,000 shares of Common Stock will be sold by T-Mobile to CM LLC, an entity controlled by Mr. Claure (in a transaction exempt from registration under the Securities Act of 1933, as amended) at $103 per share of Common Stock.  Mr. Claure’s purchase will be funded with the proceeds of the Claure Loan Agreement, as previously described in Item 6 of Amendment No. 2 to the Schedule 13D. The shares of Common Stock to be sold by T-Mobile to CM LLC will be purchased from SBGC pursuant to the Share Repurchase Agreement, and T-Mobile will transfer to SBGC the cash proceeds received from CM LLC.

The foregoing description of the Claure Loan Agreement is not complete and is qualified in its entirety by reference to the Claure Loan Agreement which was filed as Exhibit 16 to Amendment No. 2 to the Schedule 13D.

Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members or any of the persons set forth on Appendices A-1, A-2 and A-3, has effected any transaction in T-Mobile Common Stock during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information contained in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

22	Joint Filing Agreement, dated as of June 26, 2020, by and between SoftBank Group Corp., SoftBank Group Capital Ltd and Delaware Project 6 L.L.C.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Manager

APPENDIX A-3

EXECUTIVE OFFICERS AND DIRECTORS
OF
DELAWARE PROJECT 6 L.L.C.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)
Robert Townsend*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CLO of SoftBank Group Corp.
Christopher Cooper*, a citizen of the United States of America c/o SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Chief Financial Officer of SoftBank Group International
Alex Clavel*, a citizen of the United States of America c/o SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Managing Partner of SoftBank Group International
* Manager